UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

DIALOG SEMICONDUCTOR PLC
(Translation of registrant's name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F__X__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No__X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

Press Release of Dialog Semiconductor Plc dated December 23, 2003:
”§ 21 WpHG Notification”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date January 8, 2003	By /s/ ROLAND PUDELKO

Roland Pudelko
Executive Director, CEO and President

§ 21 WpHG Notification

As of December 22, 2003, we were notified by Apax Partners Ltd., 15 Portland Place, London, W1B 1 Pt., United Kingdom, that their interest in Dialog Semiconductor Plc, London (WKN 927200) has reduced below 20% to 19,2% on December 11, 2003. Thereof 19.2% of voting rights are assigned to Apax Partners in accordance with § 22 Abs. 1 Satz 1 Nr. 6 i.V.m. § 22 Abs. 1 Satz 2 und Satz 3 WpHG.

London/Kirchheim-Teck, December 23, 2003
Board of Directors